Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Westport Innovations Inc. Prices Offering of Common Shares

     VANCOUVER, Dec. 9 /CNW/ - Westport Innovations Inc. (TSX:WPT,
NASDAQ:WPRT) announced today the pricing of its offering of common shares in the United States and Canada. Westport will offer 4,750,000 common shares at a price of US$10.50 per share, for gross proceeds of US$49.9 million. Westport has granted the underwriters of the offering an option to purchase an additional 712,500 common shares at the offering price during the period ending 30 days from the date of Westport's final prospectus supplement filed in connection with the offering to cover over-allotments, if any. If the over-allotment option is exercised in full, gross proceeds of the offering will be approximately US$57.4 million.
     Jefferies & Company, Inc. is the sole book-running manager for the offering. Lazard Capital Markets LLC is acting as co-lead manager and other underwriters include ThinkEquity LLC and Craig-Hallum Capital Group in the
United States and Dundee Securities Corporation in Canada. The common shares issued under the offering will be listed on The NASDAQ Global Market. Westport has made an application to list the common shares issued under the offering on the Toronto Stock Exchange, which listing will be subject to fulfillment of all of the listing requirements of the exchange. The offering is expected to close on or about December 14, 2009, subject to customary conditions.
     The offering is being made only by means of Westport's final prospectus supplement and accompanying short form base shelf prospectus. Copies of the
United States final prospectus supplement, when available, may be obtained from: Jefferies & Company, Inc., Equity Capital Markets, at 520 Madison
Avenue, New York, NY, 10022, and by phone at (212) 284-2342 or 1 (888)
449-2342 or by fax request at (212) 284-2208.
     Copies of the Canadian final prospectus supplement, when available, may be obtained from Dundee Securities Corporation, 1 Adelaide St. E. Toronto, ON
M5C 2V9, and by phone at (416) 350-3303 or by fax request at (416) 849-1380.

     This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares of Westport in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

     About Westport Innovations Inc.

     Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen and biofuels such as landfill gas. Cummins Westport Inc., Westport's joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses. BTIC Westport Inc., Westport's joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles. Westport's joint venture with OMVL SpA, Juniper
Engines Inc., offers light-duty LPG engine solutions for industrial applications such as forklifts.

     Note: This document contains forward-looking statements about Westport's planned public offering in the United States and Canada; listing on The NASDAQ
Global Market and the Toronto Stock Exchange; information on Westport's business, operations, technology development or the environment in which it operates, and expectations related to the offering and listing.
Forward-looking statements are based on Westport's plans, estimates, forecasts and projections and are not guarantees of future results or performance and involve risks and uncertainties that are difficult to predict, or are beyond
Westport's control, including market conditions, investor expectations and business and operating risks. There can be no assurance that Westport will complete the proposed offering or that its common shares will be listed on The
Nasdaq Global Market or the Toronto Stock Exchange. Consequently, you should not place any undue reliance on such forward-looking statements.

     %SEDAR: 00004375E          %CIK: 0001370416

     /For further information: Westport Innovations Inc., Darren Seed,
Director, Investor Relations, Phone: (604) 718-2046, Email:
invest(at)westport.com/
     (WPT. WPRT)

CO:  Westport Innovations Inc.

CNW 09:19e 09-DEC-09